Mail Stop 0510

      May 16, 2005

via U.S. mail and facsimile

Ms. Carol P. Lowe
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, NC  28277

	RE:	Form 8-K Item 4.01 filed May 10, 2005
		File No. 001-09278

Dear Ms. Lowe:

      We have completed our review of your Form 8-K and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 824-5525.

							Sincerely,


							Ryan Rohn
							Staff Accountant
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE